Paul Hastings LLP

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May 14, 2024

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	TCW Funds, Inc. - File No. 333-278281

Ladies and Gentlemen:

On behalf of TCW Funds, Inc. (the “Registrant”), we hereby respond to the oral accounting comments provided on May 10, 2024 by Mr. Brian Szilagayi of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) with respect to the Pre-Effective Amendment No. 2 to the Registrant’s Form N-14 Registration Statement filed on May 3, 2024 (the “Registration Statement”), which contains disclosure with respect to proposed tax-free reorganization (the “Reorganization”) of the TCW Relative Value Dividend Appreciation Fund, a series of the Registrant (the “Target Fund”), into the TCW Relative Value Large Cap Fund (the “Acquiring Fund”), also a series of the Registrant.

We acknowledge the Staff’s standard disclosures and disclaimers with respect to oral comments.

The Registrant’s responses to those comments are provided below. We have restated the substance of those comments based on our discussions with the Registrant and to the best of our understanding. Capitalized terms have the same meanings as in the Registration Statement, unless otherwise indicated. We have consulted with the Registrant in preparing and submitting this response letter. Revised disclosure intended to address these comments will be included in a further pre-effective amendment to be filed on or about today’s date.

1.	Comment: In the capitalization table on pages 24-25, please revise the pro forma figures to reflect the estimated reorganization expenses.

Response: Comment accepted. That pro forma information has been revised to reflect the estimated reorganization expenses.

2.	Comment: Under “Supplemental Financial Information” in the statement of additional information, please state which fund will be the accounting survivor.

Response: Comment accepted. The Registrant has added that disclosure as requested.

Securities and Exchange Commission

May 14, 2024

3.

Comment: Under “Supplemental Financial Information” in the statement of additional information, please state the reasons for the portfolio transactions as part of the reorganization, such as planed sales.

Response: Comment accepted. The Registrant has added that disclosure as requested.

4.

Comment: Under “Supplemental Financial Information” in the statement of additional information, please replace the first sentence of the third paragraph with a disclosure of the planned portfolio transactions such as appears elsewhere in the Registration Statement.

Response: Comment accepted. The Registrant has revised and added that disclosure as requested.

* * * * *

Please contact the undersigned at (415) 856-7007 with comments and questions.

Very truly yours,

/s/ David A. Hearth

David A. Hearth for PAUL HASTINGS LLP

cc: TCW Investment Management Company LLC